November 1, 2007

Via EDGAR and Fax

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attn: Mr. Larry Spirgel

RE:	4Kids Entertainment, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Fiscal Quarter Ended March 31, 2007 and June 30, 2007
File No. 001-16117

Ladies and Gentlemen:

4Kids Entertainment, Inc. (the “Company” or “4Kids”) requests an extension until December 14, 2007, to provide its response to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated October 18, 2007 from Mr. Larry Spirgel of the Commission to Alfred R. Kahn of the Company relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2006 and Forms 10-Q for Fiscal Quarter Ended March 31, 2007 and June 30, 2007. 4Kids is in the process of completing its quarterly close for the third fiscal quarter of 2007 and preparing for the filing of the related Form 10-Q and will be able to more adequately provide a response with the benefit of the additional time period following the filing of its third quarter 10-Q.

Please feel free to contact me for any reason relating to this matter.

Sincerely,

/s/ Bruce R. Foster
Bruce R. Foster
Executive Vice President and Chief Financial Officer
4Kids Entertainment, Inc.